Mail Stop 6010

March 31, 2009

David J. Poston
Vice President and Chief Financial Officer
Targeted Genetics Corporation
1100 Olive Way, Suite 100
Seattle, WA 98101

        Re: **Targeted Genetics Corporation**
                  Schedule 14A
                  Filed March 23, 2009
                  File No. 0-23930

Dear Mr. Poston:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                         Sincerely,

                         Jeffrey P. Riedler
                         Assistant Director